Exhibit 99.1

Cash Store Financial introduces its expanded line of credit products to Ontario consumers

EDMONTON, Feb. 1, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX:CSF) (NYSE:CSFS) today announced that it has launched a new suite of line of credit products in Ontario. These line of credit products are designed to better serve the under-banked consumers through flexible medium term credit products and help build a credit history and move toward lower cost mainstream credit.

"This suite of unsecured line of credit products enables consumers to move up the credit ladder toward credit-scored products that will eventually enable access to mainstream lending products. With each step up the ladder consumers get better rates and more flexible repayment terms," said Gordon J. Reykdal, Chairman and CEO.

"Over the past 10 years Cash Store Financial has leveraged the popularity of payday loan products to build a network of 178 branches in the province of Ontario.  We have distinguished ourselves from our competitors by building a branch environment, much like a bank, that enables consumers to conduct their affairs in a private and respectful manner.  Customers appreciate this approach and they have demanded better products and access to more bank-like services.  Expanding our focus to emphasize a more mainstream approach has been a long-term priority for the Company. The potential to more effectively leverage our branch network is significant."

Mr. Reykdal added: "Our ultimate goal is to lengthen the relationship with the customer and to reduce their future borrowing costs with a more traditional source of funding. We believe this product offering is a great first step toward this goal."

Cash Store Financial's line of credit products have been tested nationally for over a year.  The full suite of products was introduced in Manitoba in the fall of 2012, where the Company no longer offers payday loans. Consumer acceptance of the product offerings has been strong. The Company intends to establish lines of credit products in Ontario as its primary product offering. Payday loans are no longer being offered but the Company intends to maintain a payday loan license in the Province of Ontario, at least until such time that the success of the new product offering has materialized as the Company anticipates. The lines of credit are traditional, revolving loans, with regular minimum payments tailored to customers' needs and profiles. Management has determined that the restrictive nature of Ontario's payday loan regulatory scheme prevents it from meeting consumer demands. These new product offerings fall under relevant Federal laws. This provides the Company with the requisite flexibility to effectively serve a broader customer base with better products, at rates that are appropriate to the credit risk associated with each line of credit advanced.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or
Craig Warnock, Chief Financial Officer, at 780-732-5683
Investor Relations are provided by Hayden IR. Contact is Brett Maas, Managing Partner. Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 18:03e 01-FEB-13